Lehman Brothers Back-to-School
Consumer Conference Presentation
September 2008
Lehman Brothers Back-to-School
Consumer Conference Presentation
September 2008
The J. M. Smucker Company
The J. M. Smucker Company
Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: The J. M. Smucker Company
Commission File No.: 333 - 152451

Richard Smucker
Executive Chairman & Co-CEO
Tim Smucker
Chairman of the Board & Co-CEO
Vince Byrd
President, Coffee SBA
Mark Belgya
VP, CFO & Treasurer
Sonal Robinson
Director, Investor Relations
Richard Smucker
Executive Chairman & Co-CEO
Tim Smucker
Chairman of the Board & Co-CEO
Vince Byrd
President, Coffee SBA
Mark Belgya
VP, CFO & Treasurer
Sonal Robinson
Director, Investor Relations

2 The J. M. Smucker Company The J. M. Smucker Company

Forward Looking Statement
Forward Looking Statement

This presentation contains forward-looking statements, such as projected operating results, earnings and cash flows, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements. You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this presentation, including the following important factors and assumptions, could affect the future results of Smucker following the transactions between P&G and Smucker (the “Transactions”) and could cause actual results to differ materially from those expressed in the forward-looking statements: (i) volatility of commodity markets from which raw materials, particularly corn, wheat, soybean oil, milk and green coffee beans, are procured and the related impact on costs; (ii) the successful integration of P&G’s coffee business (the “Coffee Business”) with Smucker’s business, operations and culture and the ability to realize synergies and other potential benefits of the Transactions within the time frames currently contemplated; (iii) crude oil price trends and their impact on transportation, energy, and packaging costs; (iv) the ability to successfully implement price changes;
(v) the success and cost of introducing new products and the competitive response; (vi) the success and cost of marketing and sales programs and strategies intended to promote growth in Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions; (vii) general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; (viii) the concentration of certain of Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions, with key customers and the ability to manage and maintain key customer relationships; (ix) the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer; (x) changes in consumer coffee preferences, and other factors affecting the Coffee Business, which will represent a substantial portion of Smucker’s business after the completion of the Transactions; (xi) the ability of Smucker and Folgers to obtain any required financing; (xii) the timing and amount of Smucker’s capital expenditures, restructuring, and merger and integration costs; (xiii) the outcome of current and future tax examinations and other tax matters, and their related impact on Smucker’s tax positions; (xiv) foreign currency and interest rate fluctuations; (xv) other factors affecting share prices and capital markets generally; and (xvi) the other factors described under “Risk
Factors” in the registration statements filed by Folgers and Smucker with the Securities and Exchange Commission and in the other reports and statements filed by Smucker with the Securities and Exchange Commission, including its most recent Annual Report on
Form 10-K and the preliminary proxy materials prepared in connection with the Folgers transaction.
You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this presentation. None of Smucker, Folgers, P&G or any of their respective advisors assumes any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

Additional Information
Additional Information
Smucker and Folgers have filed registration statements with the U. S. Securities and Exchange
Commission (“SEC”) registering the common shares to be issued to P&G shareholders in connection with the Folgers transaction but those registration statements have not become effective.  Smucker has also filed a proxy statement with the SEC that will be sent to the shareholders of Smucker after it has been finalized.  Shareholders are urged to read the proxy statement and the prospectus included in the registration statements and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction.  The proxy statement, prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker
Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department,
P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.
This communication is not a solicitation of a proxy from any security holder of Smucker and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2008 Annual
Report on Form 10-K filed with the SEC on June 27, 2008, and its definitive proxy statement relating to its
2008 Annual Meeting of Shareholders filed with the SEC on July 14, 2008.  Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2008 Annual Report on
Form 10-K filed with the SEC on August 28, 2008, and its definitive proxy statement relating to its 2008
Annual Meeting of Shareholders filed with the SEC on August 29, 2008.

5 Agenda Agenda • Strategy and Growth Objectives • Folgers – An Excellent Fit • “Great Brands” and Smucker Business Update • Financial Results

Share Price Performance
Share Price Performance
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
S&P 500 DJIA SJM
Note: The graph shows the value of $20 (Smucker’s IPO price in 1959) invested over a
48+ year period in Smucker’s common stock, the DJIA and S&P 500.
Indexed Share
Price
APR = 10.5% APR = 10.5%
APR = 6.4% APR = 6.4%
APR = 5.9% APR = 5.9%
Base = $20 Base = $20
SJM versus Major Indices – November 30, 1959 through August 25, 2008

Why Invest in Smucker?
Why Invest in Smucker?
• A history of solid returns
• Clear strategy of owning a strong
portfolio of #1 brands
• Addition of an iconic #1 brand with
Folgers
• Enhanced cash flow and strong
balance sheet
• Unique culture

8 Basic Beliefs Basic Beliefs

• Over 110 years old • Headquartered in Orrville, Ohio • Leading North American brands • Five generations of family management • Basic Beliefs The J. M. Smucker Company The J. M. Smucker Company 9

Vision Statement
Vision Statement
We will achieve balanced growth through:
•
Increased market share of our brands
• New products that provide convenience,
are “good and good for you," and make
the consumer smile
•
Acquisition of other leading food brands
We will own and market food brands which
hold the #1 market position in their respective
category, with an emphasis on North America

Long-Term Objectives
Long-Term Objectives
6%
Organic 3- 4%
Acquisitions 2-3%
8%
Improve Efficiencies
>8%
Share Repurchase
Debt Retirement
Target 40% Payout
Net Sales Growth
Operating Profit
Growth
E.P.S. Growth
Dividend Payment

$0.0
$0.5
$1.0
$1.5
$2.0
$2.5
$3.0
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Net  Sales
$650MM
$1.3B
$2.0B
$2.1B
5-Year CAGR through FY 2008 = 15%
10-Year CAGR through FY 2008 = 16%
Sales Growth
Sales Growth
$1.4B
$2.2B
$2.5B

$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
$3.00
$3.50
$4.00
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Earnings Per Share (Non-GAAP)
$1.38
$2.14
$2.60
$2.89
Earnings Growth
Earnings Growth
$2.42
$2.77
5-Year CAGR through FY 2008 = 8%
10-Year CAGR through FY 2008 = 10%
$3.15
(a) Excludes merger, integration and restructuring charges.
(a)

Smucker Market Share
Leadership – U.S.
Smucker Market Share
Leadership – U.S.
6.9%
67.1%
66.3%
46.4%
46.4%
45.4%
44.3%
43.1%
19.9%
18.7%
18.7%
15.2%
10.1%
0%
10%
20%
30%
40%
50%
60%
70%
80%
% Dollar Share of Category
#2 #2
#2 #2
#1 #1
#3 #3
#3 #3
#1 #1 #1 #1 #1 #1 #1 #1 #1 #1
#1 #1
#1 #1
#1 in 8 out of 13 categories
Shrtng       ICT       Peanut     Fruit          Nat      Natural    Swtnd      Baking Flour   Edible   Potatoes  Pancake  Syrups
Butter    Spreads Beverages   Pt Btr    Cond Milk   Mixes                     Oils                            Mixes
$204MM   $154MM   $994MM   $838MM    $267MM  $161MM   $150MM  $1.6B     $599MM   $1.3B    $411MM    $365MM    $592MM
#3 #3
Source: IRI 52 Week Ending 8/10/08 -- TTL Grocery, Mass, Drug & Walmart Panel
Does NOT include Private Label

3.8%
7.5%
8.1%
35.0%
48.3%
51.5%
51.9%
52.2%
58.3%
58.4%
59.6%
0%
10%
20%
30%
40%
50%
60%
70%
#1 #1
#1 #1
#1 #1 #1 #1
#3 #3 #3 #3
#4 #4
Toppings Evap. Milk      Flour        Swtnd.      Shorten.   Frozen  Condiments    Fruit           Oils         Hot Cereal Peanut
Cond. Milk Fruit Spreads Butter
$12MM     $53.5MM    $127MM     $20MM       $28MM        $106MM    $166MM     $152MM     $134MM     $114MM     $167MM
#1 #1
#1 #1
#1 #1
Smucker Market Share
Leadership – Canada
Smucker Market Share
Leadership – Canada
#1 #1
#1 in 8 out of 11 categories

% Dollar Share of Category

17 Percent of Sales from #1 Brands Percent of Sales from #1 Brands 75% of Sales Projected to Come From #1 Brands 75% of Sales Projected to Come From #1 Brands

19 Folgers Folgers 1850 Folgers founded in San Francisco by James A. Folger The J. M. Smucker Company founded in Orrville, Ohio by Jerome M. Smucker 1897

Attractive Strategic Fit
Attractive Strategic Fit
•
•
Strong #1 Brand
Strong #1 Brand
•
•
Center-of-Store
Center-of-Store
•
•
North America
North America
VISION STATEMENT
VISION STATEMENT
We will own and market food
We will own and market food
brands which hold the #1
brands which hold the #1
market
market
position
position in
in
their
their
respective category, with an
respective category, with an
emphasis on North America
emphasis on North America

Clear Leader in U.S. Retail Coffee
Clear Leader in U.S. Retail Coffee
• #1 Retail Packaged Coffee Manufacturer
• #1 Retail Packaged Coffee Brand
• #1 Retail Packaged Coffee SKU
• #1 Retail Decaffeinated Packaged Coffee Brand
• #1 Retail Instant Packaged Coffee Brand
• #1 Retail Gourmet Packaged Coffee SKU

Kraft
24%
Folgers
48%
Rest of
Market
28%
U.S. At Home Coffee Market Share
U.S. At Home Coffee Market Share
Source: P&G internal estimate based on All Outlet Data
1
Excludes approximately $1.2B of packaged roast & ground product sold outside P&G /
FCC channels and approximately $0.5B of RTD retail coffee business
2
Calendar 2007 retail sales for Mainstream Roast & Ground and Single Serve
$2.8B
Mainstream Roast & Ground
Mainstream Roast & Ground

23 Market Category Size Market Category Size $15.0 $8.0 $3.0 $1.0 FY 2002 FY 2004 FY2005 FY2009 Market opportunity ($ in billions) Greater opportunity as share of market in each category expands

24 Projected Sales by Category Projected Sales by Category 42% 42% 21% 21% 25% 25% 12% 12% Spreads Baking All Other Coffee Estimated After Transaction

25 Relationships Relationships • Same core consumer target • Marketing expertise…over 30 years of experience effectively marketing to this target 25 “With a name like Smucker’s, it has to be good .”

26 Memorable Slogans Memorable Slogans “ Choosy Moms Choose Jif ” “ The Best Part of Wakin’ Up ” “ With a Name Like Smucker’s, It Has to be Good ”

27 Natural Beverage Aisle Center-of-Store Strategy Center-of-Store Strategy Baking Aisle Spreads / Condiments Aisle Frozen Aisle Specialty Aisle Coffee Aisle

28 Dunkin’ Donuts Dunkin’ Donuts • Strong presence in gourmet coffee category

Added Scale
Added Scale
Revenue
($ in billions)
1.2 Treehouse
2.0 Flower Foods
2.5 Smucker (Current)
2.9 McCormick
3.3 Ralcorp
3.7 Del Monte
4.7 Smucker
(2)
6.2 Hormel
7.9 Campbell
10.1 HJ Heinz
11.6 ConAgra
11.8 Kellogg
12.3 Sara Lee
$13.7 General Mills
(1)
(1) Comparison company revenue based on last completed fiscal year. Ralcorp revenue adjusted for pro forma impact of Post cereal transaction.
(2) Pro forma 2009 – Assumes Folgers transaction had closed on May 1, 2008.
• Greater relevance
to retailer
• Present buying
opportunities
• Benefit from
administrative
infrastructure
• Capitalize on
relationship with
Advantage, our
national sales agent

Go-to-Market Sales Go-to-Market Sales National Sales Agent - 3 rd largest principal Key Direct Account Teams Already in Place 30 _ _

31 Folgers Financial Benefits Folgers Financial Benefits • Accretive transaction • Increases sales to almost $5 billion in first full year • Enhances cash flow and creates stronger balance sheet

32 Great Home for Folgers Great Home for Folgers

Transaction Overview
Transaction Overview
• Reverse Morris Trust structure
• P&G shareholders will own 53.5% of the combined
company shares
– ~63 million shares will be issued
– ~118 million shares outstanding
• Smucker to pay $5 special one-time dividend to
Smucker shareholders, as of a record date prior to close
• Smucker to guarantee $350 million of Folgers debt upon
close
• Smucker to finance special dividend (~$300 million)
• Closing expected in fourth quarter of calendar 2008

34 Key Milestones Key Milestones • Seamless integration with customers and consumers • Assembling the team and addressing all employee related issues • Achieve the $80 million synergy level

Achievements
Achievements
• Regulatory clearance from FTC
• Proxy and registration statement in
comment period with SEC
• Announced leadership team to oversee
Folgers business
• Ongoing integration planning sessions
• Gained further insight into the brands
• Expanded knowledge of coffee supply
chain and coffee procurement

37 Folgers – An Excellent Fit Folgers – An Excellent Fit

The J. M. Smucker Company The J. M. Smucker Company

39 Focus on Consumers Focus on Consumers

40
• Increased sales over 40%
• Increase operating margin
• Invested in consumer marketing
• $33mm capital investment in Lexington
plant
• Market share increased to over 40%
• Jif-to-Go
• Jif Natural
• Jif Snack Nuts
• New roaster technology
• Jar light-weighting
Making Great Brands Better
Making Great Brands Better

• Maintained share leadership
through commodity volatility
• Innovator in oils category
• Commodity buying group key
to success
• $45mm capital investment in
Cincinnati plant
• Trans Fat Free Shortening
• Crisco Peanut Oil
• Crisco Olive Oil
• Crisco Sprays
• Simple Measures – packaging
innovation
• Crisco with Omega-3 DHA
Making Great Brands Better
Making Great Brands Better

• Improved product quality
• Leveraged presence of
Doughboy
• Frostings improved to #2
brand in category
• Pillsbury Bake-Off
• Reduced sugar cake
mixes and frostings
• Expand Funfetti products
• Enhanced packaging

Making Great Brands Better
Making Great Brands Better

43 The Best Part of Wakin’ Up… The Best Part of Wakin’ Up…

44 The Best Way to End the Day… The Best Way to End the Day…

Consumer
Consumer
Oils / Baking
International
Canada
Foodservice
Beverage
Business Area Segment
Special
Special
Markets
Markets
Brands
U.S.
U.S.
Retail
Retail
Market
Market
Smucker Business Segments
Smucker Business Segments

47 Eagle Brand Eagle Brand

Cross Promotions Cross Promotions 48

49 Uncrustables Uncrustables • Achieved $120 million in net sales

50 Hungry Jack Hungry Jack

Canada Canada

52 Canada – Category Leader Canada – Category Leader

53 Canada – New Categories Canada – New Categories

The J. M. Smucker Company The J. M. Smucker Company

FY 2009 1
st
Quarter Income
Statement Highlights
FY 2009 1
st
Quarter Income
Statement Highlights
(1)% 11.4%
$      64
9.6%
$     63 Income Before Taxes
7.3%
100.0%
6.4%
100.0%
$      41
$    562
4%
$     42
Net Income
$   664
Net Sales
Quarter Ended
July 31, 2008
Quarter Ended
July 31, 2007
($ in millions, except EPS) % Chg
Non-GAAP EPS excludes merger, integration and restructuring charges.
8%
$   0.71 $  0.77
EPS
14%
$   0.72 $  0.82
EPS
(Non-GAAP)
18%

Consumer
Consumer
Oils / Baking
Business Area
Segment
U.S.
Retail
Segment
FY09 Net Sales vs. Prior Year
+11%
+11%
+15%
+15%
+13%
+13%
SBAs
SBAs
Segments
Segments
• Consumer sales led by price and volume gains
• Consumer oils and baking sales up due to price
increases and volume gains in baking mixes and
frostings
FY 2009 1
st
Quarter
U.S. Retail Market Segment
FY 2009 1
st
Quarter
U.S. Retail Market Segment

International
Canada
Foodservice
Beverage
Business Area
Segment
Special
Markets
Segment
FY09 Net Sales vs. Prior Year
+79%
+79%
-1%
-1%
+13%
+13%
+11%
+11%
+34%
+34%
SBAs
SBAs
Segments
Segments
• Acquisition of Carnation and Europe’s Best businesses
and favorable exchange rates in Canada
• Knott’s Berry Farm in foodservice
• Pricing
FY 2009 1
st
Quarter
Special Markets Segment
FY 2009 1
st
Quarter
Special Markets Segment

FY 2009 1
st
Quarter Margins
FY 2009 1
st
Quarter Margins
2% $     2 $ 70 $   72
Operating Income
12.6% 11.4%
Margin %
$     5
$   22
$ 102
$   71
12.5%
33.1%
$ 186
$ 562
7% $   76
Operating Income
(Non-GAAP)
31.3%
Margin %
10.8%
Margin %
12% $ 208
Gross Profit
18% $ 664
Net Sales
2008
2007
($ in millions)
% Chg
Quarter Ended July 31,
$ Chg
Margin Factors:
- Pricing offset higher cost but did not maintain margin
- Nonrecurring peanut butter sales in FY 2008
- Unfavorable product mix
+ Decrease in administrative expenses as percent of sales
+ Eagle business margin improvement

Selling, Distribution & Administrative
Selling, Distribution & Administrative
17
18
19
20
21
22
Q2 Q3 Q4 Q1
Most Recent Previous
Trailing four quarters
Oct. 2006
19.2
Oct. 2007
18.6
Jan. 2007
20.8
Jan. 2008
18.5
April 2007
20.6
April 2008
19.4
July 2007
20.8
July 2008
19.9
Percent of Net Sales

Cash Flow From Operations
Cash Flow From Operations
$ 34
$(22)
$ 56
Quarter Ended
July 31, 2008
$ (7)
$(17)
$ 10
Quarter Ended
July 31, 2007
Free Cash Flow
Capital Expenditures
Cash Flow From Operations
($ in millions)

Folgers Synergies
Folgers Synergies
JMS Infrastructure
JMS Infrastructure
Net Sales     Operations      Sales &      Supply Chain     Corporate &
Marketing                              Admin.
Synergies
Synergies
~$80+ million
COGS SD&A
COGS SD&A

Net Sales and EBITDA
Net Sales and EBITDA
$0.0
$0.5
$1.0
$1.5
$2.0
$2.5
$3.0
$3.5
$4.0
$4.5
$5.0
FY2008 FY2009
Net Sales
$0
$250
$500
$750
$1,000
FY2008 FY2009
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
EBITDA
(Excluding Merger and Integration Costs)
Pro forma * (a)
$2.5B
$4.7B
$371
$820
14.7%
17.3%
Pro forma (a)
*  Includes approximately $83 million in synergies.
(a)  Assumes Folgers transaction had closed on May 1, 2008.

Debt Profile Supports
Continued Growth
Debt Profile Supports
Continued Growth
• Stronger balance sheet post-closing
• Modest leverage and strong cash flow will facilitate
pursuit of shareholder value
– Investments
– Acquisitions
– Share repurchase / dividends
(a)  Assumes Folgers transaction had closed on May 1, 2008.
2009
Standalone Smucker
2009
(a)
Combined Smucker
Total Debt $790mm $1,440mm
Debt / EBITDA 2.1x 1.8x
Interest Coverage 8.1x 9.7x

Cash Flow From Operations
Cash Flow From Operations
$ 116
$  (76)
$ 192
FY 2008
$ 400
$(115)
$ 515
FY 2009
(a)
Pro forma
Free Cash Flow
Capital Expenditures
Cash Flow From Operations
($ in millions)
(a)  Assumes Folgers transaction had closed on May 1, 2008.

Cash Flow / Allocation of Cash
(after expiration of two year repurchase limitation)
Cash Flow / Allocation of Cash
(after expiration of two year repurchase limitation)
5-Year Historic Use of Cash
28% 28% 22% 22%
Acquisition
Capital
Expenditures
Stock Repurchase Dividends
Free Cash Flow
Cash
From
Operations
Dividends
Acquisition Repurchase
CapEx =
2½ - 3% of Sales
CapEx =
2½ - 3% of Sales

66 The J. M. Smucker Company The J. M. Smucker Company

Why Invest in Smucker?
Why Invest in Smucker?
• A history of solid returns
• Clear strategy of owning a strong
portfolio of #1 brands
• Addition of an iconic #1 brand with
Folgers
• Enhanced cash flow and strong
balance sheet
• Unique culture

Additional Information
Additional Information
FOLGERS, the FOLGERS logo, AROMASEAL, FOLGERS GOURMET
SELECTIONS and THE BEST PART OF WAKIN' UP IS FOLGERS IN YOUR
CUP are the registered trademarks of The Proctor & Gamble Company.
PILLSBURY, the PILLSBURY Logo, and Poppin' Fresh the Pillsbury Doughboy
are the registered trademarks of The Pillsbury Company, LLC.  CARNATION is the registered trademark of Societe des Produits Nestle S.A.  DUNKIN'
DONUTS, the DUNKIN' DONUTS Logo, and AMERICA RUNS ON DUNKIN' are
the registered trademarks of DD IP Holder LLC.  The following trademarks and their corresponding logos are the trademarks of their respective owners:
ADVANTAGE SALES AND MARKETING, WAL-MART, FOOD LION, COSTCO
WHOLESALE, KROGER, SUPERVALU, BJ'S WHOLESALE CLUB, TARGET,
SAFEWAY, and DOLLAR GENERAL. All other trademarks and logos are the trademarks of The J. M. Smucker Company.

Lehman Brothers Back-to-School
Consumer Conference Presentation
September 2008
Lehman Brothers Back-to-School
Consumer Conference Presentation
September 2008
The J. M. Smucker Company
The J. M. Smucker Company